Exhibit 99.5
13 September 2019
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 13 September 2019 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	13 September 2019
Number of ordinary shares purchased	4,227
Average price paid (pence)	4368.3919
Highest price paid (pence)	4384.5000
Lowest price paid (pence)	4356.5000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,264,896,449 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: BST
Currency: GBp
Aggregated Information
Date of purchase: 13 September 2019
Number of ordinary shares purchased: 4,227
Volume weighted average price paid per share (pence): 4368.3919

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
13-Sep-2019 08:06:36	80	4362.0000	XLON	11002110000002416-E0fQUVlP5u6L20190913
13-Sep-2019 08:09:56	80	4366.5000	XLON	01002010000002909-E0fQUVlP5zdP20190913
13-Sep-2019 08:09:56	80	4366.5000	XLON	11002110000002934-E0fQUVlP5zdN20190913
13-Sep-2019 08:11:17	75	4361.0000	XLON	01002010000003224-E0fQUVlP61nJ20190913
13-Sep-2019 08:11:17	27	4361.0000	XLON	01002010000003224-E0fQUVlP61nG20190913
13-Sep-2019 08:11:17	29	4360.5000	XLON	11002110000003238-E0fQUVlP61pV20190913
13-Sep-2019 08:15:15	250	4358.0000	XLON	11002110000004636-E0fQUVlP66pc20190913
13-Sep-2019 08:17:16	87	4359.0000	XLON	01002010000005321-E0fQUVlP6Ao720190913
13-Sep-2019 08:17:29	18	4357.5000	XLON	01002010000005352-E0fQUVlP6BCN20190913
13-Sep-2019 08:20:13	152	4357.5000	XLON	11002110000005746-E0fQUVlP6Fx720190913
13-Sep-2019 08:20:52	185	4356.5000	XLON	11002110000005699-E0fQUVlP6HBC20190913
13-Sep-2019 08:29:24	110	4370.0000	XLON	01002010000008701-E0fQUVlP6UAJ20190913
13-Sep-2019 08:31:42	116	4372.5000	XLON	11002110000009514-E0fQUVlP6XnP20190913
13-Sep-2019 08:33:38	79	4372.5000	XLON	11002110000010058-E0fQUVlP6akr20190913
13-Sep-2019 08:34:10	74	4370.5000	XLON	11002110000010922-E0fQUVlP6bk320190913
13-Sep-2019 08:35:47	73	4371.5000	XLON	01002010000011462-E0fQUVlP6dkE20190913
13-Sep-2019 08:45:03	103	4373.0000	XLON	01002010000014892-E0fQUVlP6o0t20190913
13-Sep-2019 08:46:27	91	4374.5000	XLON	01002010000015216-E0fQUVlP6pKI20190913
13-Sep-2019 08:47:37	74	4374.5000	XLON	11002110000015449-E0fQUVlP6qVI20190913
13-Sep-2019 08:51:21	73	4376.0000	XLON	01002010000016015-E0fQUVlP6uHp20190913
13-Sep-2019 08:52:59	73	4377.5000	XLON	01002010000016287-E0fQUVlP6w4N20190913
13-Sep-2019 08:55:55	74	4378.0000	XLON	11002110000017967-E0fQUVlP6yqc20190913
13-Sep-2019 09:00:41	78	4376.0000	XLON	01002010000019730-E0fQUVlP74NJ20190913
13-Sep-2019 09:06:20	74	4383.0000	XLON	11002110000021305-E0fQUVlP7Bf220190913
13-Sep-2019 09:26:15	88	4380.5000	XLON	11002110000025152-E0fQUVlP7c6q20190913
13-Sep-2019 09:32:42	77	4384.5000	XLON	11002110000025933-E0fQUVlP7ka320190913
13-Sep-2019 09:35:59	82	4380.0000	XLON	01002010000026223-E0fQUVlP7oIE20190913
13-Sep-2019 09:36:01	6	4380.0000	XLON	01002010000026223-E0fQUVlP7oKN20190913
13-Sep-2019 09:44:32	77	4373.5000	XLON	01002010000027428-E0fQUVlP83NT20190913
13-Sep-2019 09:47:00	73	4374.5000	XLON	11002110000027897-E0fQUVlP87Ln20190913
13-Sep-2019 09:49:16	74	4377.0000	XLON	01002010000027976-E0fQUVlP8ALx20190913
13-Sep-2019 09:52:36	78	4372.5000	XLON	01002010000028321-E0fQUVlP8E6l20190913
13-Sep-2019 09:54:52	9	4372.5000	XLON	11002110000028651-E0fQUVlP8Gyz20190913
13-Sep-2019 09:54:52	69	4372.5000	XLON	11002110000028651-E0fQUVlP8Gyw20190913
13-Sep-2019 09:55:54	102	4367.5000	XLON	11002110000028796-E0fQUVlP8I5J20190913
13-Sep-2019 09:57:34	110	4365.5000	XLON	01002010000028824-E0fQUVlP8KGE20190913
13-Sep-2019 09:59:24	14	4362.5000	XLON	11002110000029082-E0fQUVlP8MXL20190913
13-Sep-2019 09:59:24	66	4362.5000	XLON	11002110000029082-E0fQUVlP8MXI20190913
13-Sep-2019 10:00:49	75	4360.0000	XLON	01002010000029425-E0fQUVlP8OUx20190913
13-Sep-2019 10:04:21	73	4360.0000	XLON	11002110000030596-E0fQUVlP8TGj20190913
13-Sep-2019 10:07:07	74	4363.5000	XLON	01002010000031066-E0fQUVlP8WWx20190913
13-Sep-2019 10:14:24	111	4368.5000	XLON	11002110000032937-E0fQUVlP8dB620190913
13-Sep-2019 10:16:16	73	4367.5000	XLON	11002110000033355-E0fQUVlP8f8H20190913
13-Sep-2019 10:17:53	74	4365.0000	XLON	01002010000033466-E0fQUVlP8gQI20190913
13-Sep-2019 10:20:10	73	4367.0000	XLON	11002110000034114-E0fQUVlP8ibh20190913
13-Sep-2019 10:20:52	74	4364.0000	XLON	01002010000034349-E0fQUVlP8jR320190913

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
13-Sep-2019 10:23:06	74	4359.5000	XLON	01002010000034802-E0fQUVlP8li620190913
13-Sep-2019 10:27:01	54	4364.0000	XLON	11002110000036100-E0fQUVlP8pJu20190913
13-Sep-2019 10:34:21	79	4367.0000	XLON	01002010000036966-E0fQUVlP8xyw20190913
13-Sep-2019 10:36:13	88	4366.0000	XLON	01002010000037160-E0fQUVlP8zkz20190913
13-Sep-2019 10:39:46	79	4366.5000	XLON	01002010000037473-E0fQUVlP92te20190913
13-Sep-2019 10:48:47	73	4379.5000	XLON	01002010000038324-E0fQUVlP9C5020190913
13-Sep-2019 10:53:33	73	4384.0000	XLON	11002110000039075-E0fQUVlP9ITg20190913

Contacts

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Illtud Harri
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John Smelt
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